UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ANDERSON, STEVEN G.
   1655 Roberts Blvd, NW
   Kennesaw, GA  30144
   USA
2. Issuer Name and Ticker or Trading Symbol
   CryoLife, Inc.
   CRY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, CEO and Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/22/9|G   |V|200               |A  |N/A        |105,333            |I     |By Spouse                  |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/27/9|M   | |12,988            |A  |3.85       |1,026,558          |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option|3.85    |5/27/|M   | |12,988     |D  |(1)  |12/16|Common Stock|12,988 |N/A    |47,012      |D  |            |
                      |        |98   |    | |           |   |     |/99  |            |       |       |            |   |            |
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Incentive Stock Option|17.125  |5/21/|A   |V|40,000     |A  |(2)  |5/21/|Common Stock|40,000 |N/A    |40,000      |D  |            |
                      |        |98   |    | |           |   |     |08   |            |       |       |            |   |            |
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Incentive Stock Option|18.425  |5/21/|D   |V|40,000     |D  |(3)  |5/16/|Common Stock|40,000 |N/A    |0           |D  |            |
                      |        |98   |    | |           |   |     |01   |            |       |       |            |   |            |
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Incentive Stock Option|17.125  |5/21/|A   |V|10,000     |A  |(4)  |5/21/|Common Stock|10,000 |N/A    |10,000      |D  |            |
                      |        |98   |    | |           |   |     |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Option vests over a five year period becoming exercisable in 20% increments each year 90 days prior to the anniversary date of the Grant Date
[12/16/94],  20% on 9/17/95;  40% on 9/17/96;  60% on 9/17/97, 80% on 9/17/98,
and  100% on 9/17/99.
(2) Option vests in installments as follows: 50 shares on 5/21/98, 50 shares on 5/21/99, 4,100 shares on 5/21/00, 5,800 shares on 5/21/01, 5,800 shares on 5/21/02, 5,800 shares on 5/21/03, 5,800 shares on 5/21/04, 5,800 shares on 5/21/05, 5,800 shares on 5/21/06, and 1,000 shares on 5/21/07.
(3) Option vested over a five year period becoming exercisable in four equal installments of 25% each on the first, second, third and fourth anniversary of the award date - 25% on 5/16/97; 50% on 5/16/98; 75% on 5/16/99 and 100% on 5/16/00.
(4) Option vests in installments as follows: 4,800 shares on 1/1/07 and 5,200 shares on 1/1/08.
SIGNATURE OF REPORTING PERSON
STEVEN G. ANDERSON
DATE
June 9, 1998